Max A. Webb

Assistant Director

Julie Bell

Staff Attorney

United States Securities and Exchange Commission

Mail Stop 3561

Washington DC 20549

202-551-3522

RE:  Kat Racing, Inc.

Registration Statement on Form S-1

Filed April 25, 2008

Registration No: 333-144504

Dear Mr. Webb and Ms. Bell;

The following are the responses to your comment letter of May 16, 2008.

Registrations Statement

1.

 Revise the front page of the registration statement to ensure that all of the changes from Form SB-2 to Form S-1 have been made.

Revised.

2.

Your next amendment should be titled Amendment No. 2 to Registration Statement on Form S-1.

Titled Amendment No. 2

3.

Please include the telephone number of the agent for service on the front cover of the registration statement.

Telephone number has been added.

Prospectus

General

4.

We reissue our prior comment 1.  This prospectus contains many discrepancies and repetitions.  Please revise to eliminate both before filing again.  It appears that part of the problem is that some of the disclosure has been retained unchanged from the private offering memorandum.  See, for example, the risk factor on page 11 titled Compliance with Federal and State Securities Laws which begins, “This Offering has not been registered under the Act….”

Registration Statement has been revised to remove discrepancies and repetitions.

5.

We note your response to our prior comment 7.  There appears to be discrepancies throughout the prospectus as to whether the company will or will not manufacture off-road racing cars.   Revise the disclosure for consistency.  To the extent Kat Racing will manufacture off-road racing cars, please clarify if this means something other than making these cars from scratch.

Kat will manufacture off-road racing cars.   This will include building them from scratch.

6.

There are discrepancies throughout the prospectus as to the number of shares of common stock authorized and the number of shares of common stock issued and outstanding.  For example, in the Summary Financial Information section on page 7, the table shows 70,000,000 shares authorized and 5,749,000 shares issued and outstanding.  The financial statements show 70,000,000 shares authorized and 5,729,000 shares issued and outstanding.  The first risk factor on page 13 and the first sentence in the Description of Securities section on page 23 state that there are 95,000,000 authorized shares.  Revise the prospectus throughout for consistency.

Prospectus has been revised for consistency.   The Company has 70,000,000 shares authorized and 5,749,000 shares outstanding.

Cover Page

7.

Delete the second sentence of the second paragraph. Since you are not eligible for an at-the-market sale, the registrant will not be able to sell at the market, regardless of whether you are listed on the Bulletin Board.

Sentence has been deleted.

8.

Revise the cover page to describe the method of selling the registrant intends to pursue. It appears to be a self-underwritten continuous offering for 180 days from disclosure elsewhere in the filing but it is impossible to be certain.  Is there a minimum? Is there an escrow account or will funds be immediately available to the company?

The offering is a self-underwritten continuous offering for 180 days without a minimum.  Funds will be immediately available to the Company.    Prospectus has been revised appropriately.

The Company, page 5

9.   Please disclose here that you have built one vehicle but have not yet sold it and that you have either sold one chassis or that you have sold three, whichever is accurate.  Revise page 27 to omit whichever statement is inaccurate.

Disclosure regarding the building of one vehicle and its not yet being sold and that we have sold 3 chassis has been added.   Page 27 revised to reflect the sale of 3 chassis.

Our Facilities.  Page 5

10.  We note the disclosure that your principal website may be found at www.katracing.net.   The website www.katracing.com appears to be similar to www.katracing.net.  Please confirm if the company also own the web address www.katracing.com and, if so, any plans the company may have to also use this website.

The Company does also own www.katracing.com.    The individual who set up this website went to war in Iraq and the Company was unable to get the source codes and user names and passwords.   Thus www.katracing.net was started.   There are no plans to utilize www.katracing.com.

Summary Financial Information, page 6

11.  The statement of operations data should not be limited to the annual periods.  Please also include the interim year-to-date operations data.  At present, include six months operations for the period ended March 31, 2007.   In addition, update the cumulative period operations data from the period of inception (December 5, 2005) through March 31, 2008.

This additional information has been added.

12.  Also please disclose here that you are not paying any salaries.  That will help investors better evaluate the information that you do present.

Additional disclosure that the Company is not paying salaries has been added.

Risk Factors, page 7

13.  Please create a risk factor to discuss any impact the current state of the economy and specifically the rising price of gas may have on your ability to sell off-road racing and recreational vehicles.

Additional risk factor discussing the difficulties caused by the current slow economy and the rapidly rising price of gas upon the Company.

14.  Please create a risk factor that the executive officers are not currently receiving any compensation and disclose what compensation they ultimately expect to receive.   That will help investors evaluate the financial statements.

Additional disclosure noting that our officers are not currently receiving any compensation and that once the Company has achieved regular cash flow they will be making $36,000 a year initially has been added.

15.  Please include risk factors for the following risks or tell us why they are not applicable:  the risk of being severely undercapitalized and the risk posed by the inexperience in managing public companies of your officers and directors.  If there is no minimum, please add a risk factor that if only a few persons purchase shares they will lose their money without you being even able to significantly try your business plan.

Additional risk factors have been added.

Forward Looking Statements, page 8

16.  Since the Private Securities Litigation Reform Act of 1995 does not apply to initial public offerings, either delete the first sentence of this section or revise.

Deleted.

17.  Also, remove all capitals block paragraphs since they impede readability.  Instead, use bold to highlight this material.

Removed and revised.

Liabilities Associated With Our Vehicles, page 9

18.  Please revise to disclose, if true, that you have no current plans to purchase liability insurance and that you currently lack the resources to purchase any.

Revised to include that the Company has no current plans to purchase liability insurance and that the Company currently lacks the resources to purchase any.

Proceeds of Sale will not go to the Company, page 11

19.   We note your disclosure that none of the net proceeds of this offering will be available to the Company.  Please reconcile to disclosure on page 5 which states that the proceeds from the new issue of 2,000,000 common shares will be available to the Company and revise your disclosure as necessary.

Prospectus has been revised to confirm that proceeds from the new issue of 2,000,000 common shares will be immediately available to the Company.

Arbitrary Offering Price, page 11

20.  We reissue our prior comment 12.  We have read your response and find it unresponsive.  When the purchasers purchased restrictive, illiquid shares for $0.05 a share they agreed that the were worth five cents a share with the restrictions of a non-public security.  Now they are registering a liquid, non-restrictive security.  Either revise the price or explain why the changed factors do not result in a different price.  Additionally, make any conforming changes to the Determination of Offering Price section on page 16 as necessary.

Due to the Company’s lack of progress due to funding issues and the resultant lack of growth in revenues, the Company believes it will be more difficult to sell its stock than it was initially when the Company did not have such history.   Therefore despite the fact that the securities sold under this prospectus will be liquid and non-restrictive as compared to the earlier sold illiquid shares, the Company believes that selling at the same price is appropriate.

We May Lose our Officers and Directors Without Employment Agreements, page 14.

21.  Revise this risk factor for consistency as to whether the company has one or two officers and directors.

Risk Factors revised to confirm 2 officers and directors.

The Costs and Expenses of SEC Reporting, page 14

22.  Please quantify your best estimate of what the costs of SEC reporting for a company like yours will be.

The company believes its initial cost of SEC reporting will be approximately $4,310 per year.

Use of Proceeds, page 15

23.  If your offering is not an all-or-nothing offering, please give the proceeds in four brackets of 25%, 50%, 75% and 100% with a separate breakdown of use of proceeds for each.

Proceeds have been broken down into four brackets.

24.  We note your response to our prior comment 15 and reissue in part.  Please identify the individual or individuals who have voting and dispositive power with respect to the shares being offered for sale by Todd Bauman SEP and Bauman 1994 Trust.  Please refer to Interp. 4S of the Regulation S-K portion of the March 1999  Supplement to the CF Manual of Telephone Interpretations.

The Todd Bauman SEP account is Todd Bauman’s retirement account and he has voting and dispositive power with respect to it’s shares.  Bauman 1994 Trust is Joseph and Kristine Baumans Trust and they have sole voting and dispositive control over it’s shares.

25.  The first sentence of the last paragraph on page 17 states that none of the selling shareholders have been affiliated with Kat Racing in any capacity in the past three years.  Kenny Thatcher, President and Director of Kat Racing, and Julie Bauman, Secretary, Treasurer and Director of Kat Racing, are two of the selling shareholders listed in this section.  Please clarify or explain the discrepancy.

This disclosure has been revised.

Plan of Distribution, page 18

26.  We note your response to our prior comment 17.  Please disclose that any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement, as discussed in the next-to-last sentence of the fourth paragraph on page 19, will be included in the registration statement through a post-effective amendment.

Disclosure regarding material information relating to the plan of distribution has been added.

27.  Revise the seventh paragraph on page 19 to clarify that if the selling shareholders were deemed to be underwriters they might themselves have liabilities under the Securities Act.

Revised to disclose underwriter liabilities.

Legal Proceedings, page 21

28.   We reissue our prior comment 18.  Please clarify who the significant employees and consultants are that are referred to in this section.   If there are any significant employees, consultants or control persons, please provide a discussion of these parties.  Refer to Item 401(b) of Regulation S-B.  If not, please delete the reference.

Reference deleted.

Background of Directors, Executive Officers, Promoters and Control Persons, page 22

29.  We reissue our prior comment 19.  Revise to disclose specific terms of employment in month/year format whenever possible.  Refer to Item 401(a)(4) of Regulation S-B.

Revised to add month/year format where possible.

Security Ownership of Certain Beneficial Owners and Management, page 23

30.  The table under this section show that each of the holders will still own all of their stock post-offering while the table in the Selling Security Holders section of the prospectus reflects that each of these parties will own no stock post-offering.  Please clarify or explain the discrepancy.  Please also clarify or explain the discrepancies in footnotes two and three to the Security Ownership of Certain Beneficial Owners and Management table as to the number of shares issued pre-offering and the number of shares offered pursuant to the prospectus.

These discrepancies have been revised and clarified.

Reports, page 25

31.  To avoid confusion, please also disclose that your annual and quarterly financial reports will be filed with the Securities and Exchange Commission and made available on its web page at www.sec.gov.

Disclosure added.

Description of Business

32.   We reissue our prior comment 5.  We note that you disclose twice in this section that you test your parts in “the most severe, real-world conditions” and that you insure that your cars and products are “the highest-quality”   Please provide support for each of these statements.  Alternately, delete them.

These statements have been deleted.

General, page 27

33.  We reissue our prior comment 6.   We note that your company provides “a full range” of services that cater to off-road racing and recreational vehicles.  Please revise the business description to specify the range you are referring to and explain how your restricted cash and lack of employees enable you to provide this range.  Alternately, please revise to describe what services you are capable of providing and which ones you have been paid to provide.

The business description has been revised to include the following:

The full range of services include brand new construction of race cars to pre-runner to sand buggy.  It also includes prep of existing vehicles and installation of parts and repairs. As of right now we were focusing strictly on the sales side of the business and have not actively marketed the services side. We have just started the marketing of the service side to include repair and maintenance.   We expect to have revenue  from this service side shortly.

34.  We reissue our prior comment 8.  Describe what interaction you have with Kat Metal Work.  Does it bill you on a cost plus basis? If so what is the plus?   Are there safeguards against inappropriate billing arrangements to protect public shareholders?

Principal Products and Market(s), page 27

35.  Please clarify how many chassis you have sold.  Your current disclosure is not consistent because in the first sentence of the second paragraph you state that to date you have only sold one chassis but in the second sentence you state that you have sold three chassis.

Revised to clarify that 3 chassis have been sold.

36.   The last sentence of paragraph 3 on top of page 31 states that a detailed breakdown of marketing costs for 12 months is set forth in the Use of Proceeds section of the prospectus.  We were unable to find this breakdown.  Provide the breakdown of marketing costs in the next amendment to this registration statement.

Marketing cost breakdown added.

37.  Please disclose the basis and how you determined the approximate retail price for each model.

The Company at other similar models in the marketplace and what they were selling for.  The Company also took into consideration what the market would bear.

Distribution Methods of the Products, page 31

38.  The disclosure states that your website will be the primary method in which you market, sell and distribute your products.  Please disclose how you plan to deliver any off-road racing and recreational vehicles that are purchased over the internet.  In such disclosure, include a discussion of the anticipated costs to deliver a vehicle to a customer, who will be responsible for those costs and how long it will take to deliver a vehicle to the customer.

Vehicles will be delivered either through commercial transportation services or through independent contractors.    Depending on the location within the U.S. costs could range from as low as $200 to as much as $4,000.   Customers will be responsible for all shipping costs.

Marketing, page 31

39.  Please revise the second and fifth paragraphs to disclose the dollar amounts you intend to devote to each of the items mentioned.  How much of your proceeds will be devoted to sponsoring racing teams, for example?

The Company does not anticipate spending in excess of $10,000 in race team sponsorship in any one year.

Industry Background and Competitive Business Conditions, page 32

40.  Revise this section to identify and provide information on specific competitors to Kat Racing.  Additionally, please limit and tie the disclosure on race formats and the history of off-road racing to its impact on Kat Racing’s business.

Additional competitive information has been added.

Caution Regarding Forward-Looking Information, page 33

41.  We note the first sentence appears to mistake this prospectus for a quarterly report.  Please revise.

Revised.

Reports to Security Holders, page 34

42.  Please note that our zip code is 20549.

Revised.

Plan of Operation, page 34

General Overview, page 34

43.   Please revise the second paragraph of this section to disclose when you will run out of funds at your current “burn rate.”

Revised to disclose that funds would run out without additional investment within 12 to 14 months.

44.  The disclosure states that you have retooled your Mini 4 vehicle to bring its cost within the range of $14,000 to $20,000.  In comparing the specifications of the Mini 4 on page 35 to the specifications of the Mini 4 on page 30 which has an approximate retail price of $27,500, they appear to be identical.  Please provide disclosure on how you have retooled the Mini 4 and how the model now has an approximate retail price of $14,000 to $20,000.

The cars were being sold as a fully loaded package which means the best parts available along with custom paint job, custom seats, etc.  We have stripped them down to the bare bones and are now selling them as a stripped down version and the customer can upgrade the cars as they feel necessary.   We have also been able to use lower grade parts and accessories that will drastically reduce the cost.  We have been researching a company in Mexico who can fabricate the chassis, arms and some other components for a substantial price reduction.  We have not made a final decision on using them yet.

45. There are several discrepancies in the second full paragraph on page 35 and the two paragraphs in Recent Sales of Unregistered Securities in Part II of the Registration Statement.  Please clarify or explain each of the discrepancies between these two sections.

These discrepancies have been corrected.

46.  Please revise the numbered paragraphs on page 35 to disclose the amounts of money you have budgeted for each of the numbered paragraphs and explain how you arrived at those amounts, e.g. soliciting actual prices from the sites you are interested in, etc.

Revised to disclose the specific budget amounts.

Liquidity and Capital Resources, page 39

47.  We note your disclosure that you have funded your operations through revenue derived from the sale of common stock.  Since revenue is derived from the sale of goods or services, please revise to indicate that you have received cash from the sale of your common stock.

Revised to disclose cash was received from the sale of common stock.

Financial Statements, page F-1

Notes to the Financial Statements, page F-8

48.   We note your risk factors disclosure on page 9 concerning risk of unanticipated vehicle defects and product liability claims.  Please include an accounting policy on how warranty expense accrual for vehicle defects and product liability claims is recognized and measured in the financial statements.

The Company’s accounting policy for warranty expense accrual and product liability claims has been added to the financial statements.

Income taxes, page F-9

49.   We note your disclosure that your predecessor operated as an entity exempted from Federal and State income taxes.  As your financial statements only include data from your inception with no prior predecessor operations, please delete this sentence as it is not relevant or meaningful to your financial statement presentation.

The sentence has been deleted.

Inventory, page F-10

50.  Refer to page 5, third paragraph, where you say that you have built one vehicle but have not yet sold it.  Please explain why you do not have any finished goods inventory considering the disclosure on page 5 that appears to indicate that one vehicle should be classified as finished goods.  In addition, please tell us the major components of raw materials.

The cost of the completed vehicle was incorrectly classified as raw materials.  We have reclassified the cost of the vehicle to finished goods.   Raw materials are primarily vehicle chassis.

51.  Please revise your inventory accounting policy to disclose that it is valued at the lower of cost or market.  As inventory represents almost all of your assets, also expand the policy to disclose your methodology for determining market value as well as how you evaluate and measure whether an impairment of inventory has occurred.  Refer to the guidance in chapter 4 (i.c. statements 5-7) of ARB 43.  Please revise accordingly.

We have expanded our inventory accounting policy to disclose that it is valued at the lower of cost or market.  We have also disclosed how we evaluate and measure whether an impairment has occurred.

Note 2:  Common Stock, page F-12

52.   We note your disclosure that you received $15,000 from the sale of 4,000,000 shares of common stock, $700 from the sale of 700,000 shares of common stock and $51,450 form the sale of 1,029,000 shares of common stock.  It appears that you received a total of $67,150 for the sale of the 5,729,000 shares of common stock.   Please reconcile to the disclosure on page 17 which states that you sold the 5,749,000 shares of common stock for $287,450.  In addition, on page 5 you say that the selling shareholders paid $0.05 for their shares of common stock but your disclosure in Note 2 indicates that most of the shares of common stock were sold for less then $0.05 per shares.  For consistency, reconcile and revise your disclosure as necessary.

The disclosure on pages 5 and 17 has been revised to coincide with the disclosure in the financial statements as follows:

The following sentence has been deleted from page 5.   “The offering price of $0.05 for the common stock being registered for hereby is what the selling shareholders had paid for their shares.”

The following sentence on page 17 has been replaced “In and around 2006, we sold approximately 5,749,000 shares of our common stock to the twenty-seven aforementioned shareholders.  The shares were issued at a price of $0.05 per share for total cash in the amount of $287,450.”

With the wording from the notes to the financial statements.  “On December 27, 2005, the Company received $15,000 from its founders for 4,000,000 shares of its common stock.  On December 27, 2005, the Company received $700 for 700,000 shares of its common stock.  On August 13, 2006, the Company completed an unregistered private offering of 1,029,000 shares of its common stock at a price of $0.05 per share for $51,450 in cash.

Balance Sheets, page 55

53.  Please tell us why there has been no change in inventory March 31, 2008 compared to September 30, 2007 considering that it appears that you have sold some chassis during this period.

The chassis that were sold during the period ended March 31, 2008 were also purchased during the period. None of the inventory on had at September 30, 2007 was sold during the period ended March 31, 2008.

Notes to the Consolidate Financial Statements, page 59

Note 2:  Going Concern, page 59

54.  We note your disclosure that you plan to invest in and develop all types of businesses related to the equine industry.   This appears inconsistent with other disclosure in your filing that indicates that you plan to engage in the manufacture of off-road racing cars.  Please advise as necessary.

The going concern disclosure in the condensed notes to the March 31, 2008 financial statements have been corrected to conform to the disclosure in the September 30, 2007 audited financial statements.

Part II

General

55.  Please clearly mark where Part II of the Registration Statement begins.

Part II has been marked.

Exhibits, page 62

56.  Please disclose what the asterisk next to exhibits 3(a) and 3(b) mean.

Asterisk were typos and were removed.

57.  Please file a new legality opinion with the filing of the next amendment to the registration statement so that it covers all the shares being registered.

New opinion attached.

Signatures, page 65

58.  Please revise the signature page for the registrant.  The registration statement should be signed by the registrant, the registrant’s principal executive officer, principal financial officer, controller or principal accounting officer, and by at least a majority of the registrant’s board of directors or persons performing similar functions.  Refer to Instructions for Signatures of Form S-1.

Signature page revised.

Other

59.  We note that the consent of the independent public accountant has not been filed.  The independent public accountant in each amendment should furnish a manually signed and currently dated consent to the Form S-1, filed as exhibit 23.

Consent Attached.

60.  In the event of delay in effectiveness of the Form S-1, please continue to update the financial statements in accordance with Item 310(g) of Regulation SB.

Updated financial statements are not required at this time.

Regards,

/s/ Julie Bauman

Secretary, Treasurer and Dir.

Kat Racing, Inc.